# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Himalaya Shipping Ltd., CIK 0001959455
CUSIP: G4660A103
Title of class of securities: Common shares
Address of issuer's principal executive offices: S. E. Pearman Building, 2nd floor, 9 Par-la-Ville Road, Hamilton, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 04/09/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001341004-24-000045
Filed by CIK 0002011074

## Reporting persons
- Drew Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); sole voting power 13,029,338; shared voting power 0; sole dispositive power 13,029,338; shared dispositive power 0; aggregate amount beneficially owned 13,029,338 (27.9% of the class)

## Item 1. Issuer
Name of issuer: Himalaya Shipping Ltd.
Address of issuer's principal executive offices: S. E. Pearman Building, 2nd floor, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda

## Item 2. Person Filing
Name of person filing: Drew Holdings Ltd.
Address of principal business office or, if none, residence:
Drew Holdings Ltd.
19 Par-la-Ville Road, 1st Floor
Hamilton HM 11
Bermuda
Citizenship: Drew Holdings Ltd. is incorporated under the laws of Bermuda

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
13,029,338

The 13,029,338 common shares of Himalaya Shipping Ltd. owned by Drew Holdings Limited may be deemed to be beneficially owned by Mr. Tor Olav Troim, as Drew Holdings Ltd. is wholly owned by Drew Trust, a non-discretionary trust established in Bermuda in which Mr. Troim is the beneficiary.
Percent of class: 27.9
Sole power to vote or to direct the vote: 13,029,338
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,029,338
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Drew Holdings Ltd.: /s/ Erling Lind, Director (04/28/2026)